U … CHANGE COMMISSION
, D.C. 20549

02023505

OF 8-1-02

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III	**FACING PAGE** Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-53480

REPORT FOR THE PERIOD BEGINNING - 8/21/01 AND ENDING 5/31/02
MM/DD/YY MM/DD/YY

RECEIVED JUL 29 …

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Virchow Krause Capital, LLC

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison	Wisconsin	53718
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Tredinnick 608-240-2318
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 100	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

❖Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Kim Tredinnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Virchow Krause Capital, LLC, as of May 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kim A. Tredinnick
Signature

Chief Financial Officer
Title

Julie A. Pophal
Notary Public

State of Wisconsin
County of Dane
Commission expires 10/16/2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section*

VIRCHOW KRAUSE CAPITAL, LLC

Madison, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

Period from August 21, 2001 (Date of Inception) through May 31, 2002

VIRCHOW KRAUSE CAPITAL, LLC

TABLE OF CONTENTS

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
A MEMBER OF SUMMIT INTERNATIONAL ASSOCIATES, INC.

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Virchow Krause Capital, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Virchow Krause Capital, LLC (a wholly-owned subsidiary of Virchow, Krause & Company, LLP) as of May 31, 2002 and the related statements of income and member's equity and cash flows for the period from August 21, 2001 (date of inception) through May 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virchow Krause Capital, LLC as of May 31, 2002 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street ▫ Suite 100 ▫ Troy, MI 48098-2696 ▫ Phone 248.952.2676 ▫ Fax 248.952.5464 ▫ www.rehmann.com

VIRCHOW KRAUSE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
May 31, 2002

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 715,883
Accounts receivable	34,598
Prepaid expenses	3,303
TOTAL ASSETS (all current)	$ 753,784
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable to related party	$ 59,144
Other current liabilities	2,000
TOTAL LIABILITIES (all current)	61,144
MEMBER'S EQUITY	692,640
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 753,784

The accompanying notes are an integral part of these financial statements.

VIRCHOW KRAUSE CAPITAL, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
Period From August 21, 2001 (Date of Inception) Through May 31, 2002

REVENUE	
Private placement	$ 732,794
Commissions	59,482
Total Revenue	792,276
OPERATING EXPENSES	
Employee compensation and benefits	58,612
Independent commissions	59,482
Registration and professional fees	59,079
Other expenses	22,463
Total Operating Expenses	199,636
NET INCOME	592,640
Member's Equity - Beginning of Period	-
Capital contribution	100,000
MEMBER'S EQUITY - END OF PERIOD	$ 692,640

The accompanying notes are an integral part of these financial statements.

VIRCHOW KRAUSE CAPITAL, LLC

STATEMENT OF CASH FLOWS
Period From August 21, 2001 (Date of Inception) Through May 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 592,640
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in assets and liabilities:	
Accounts receivable, net	(34,598)
Prepaid expenses	(3,303)
Accounts payable to related party	59,144
Other current liabilities	2,000
Net Cash Flows from Operating Activities	615,883
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contribution	100,000
Net Cash Flows from Financing Activities	100,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ 715,883

The accompanying notes are an integral part of these financial statements.

VIRCHOW KRAUSE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
May 31, 2002

NOTE 1 - Organization and Nature of Business

Virchow Krause Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The LLC is a Wisconsin Limited Liability Company that is a wholly-owned subsidiary of Virchow, Krause & Company, LLP (VK). The Company was formed on August 21, 2001, and these financial statements include activity from the date of inception through May 31, 2002, the Company's year end.

Virchow Krause Capital, LLC is an "introducing broker". Virchow Krause Capital, LLC has elected not to carry customer monies or securities. As a result, the Company has a "net capital requirement" under the Securities and Exchange Commission rules of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's primary sources of revenue are commissions from private investment banking activities including private placement equity offerings, mergers and acquisitions, financial restructuring and advisory services and sales of annuity products. All products are sold on a "subscription way" basis.

NOTE 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. At times the Company has cash balances on deposit with banks that exceed the FDIC insured amount.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $6,370 at May 31, 2002.

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis at the time of settlement of the related offering. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Virchow, Krause & Company, LLP (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

NOTE 2 - Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related Party Transactions

The Company is wholly owned by VK, who charges the Company a monthly administrative fee of approximately $1,500 for administrative duties performed by VK on the Company's behalf. The Company also reimburses VK monthly for salaries and wages it pays on the Company's behalf. Total administrative fees charged to operations for the period were $9,000. In addition, the Company paid $59,482 in independent commission fees to a entity related through common ownership.

At May 31, 2002, the Company had recorded an accounts payable of $59,144 due to VK for the above reimbursements for the month of May.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At May 31, 2002, the Company had net capital of $654,739, which was in excess of its required net capital of $5,000. The Company's net capital ratio was 0.09 to 1.00.

SUPPLEMENTAL INFORMATION

VIRCHOW KRAUSE CAPITAL, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2002

Member's Equity		$ 692,640
Less: Non Allowable Assets		
Accounts receivable	34,598	
Prepaid expenses	3,303	
		(37,901)
Net Capital		654,739
Less: Required Capital		(5,000)
EXCESS NET CAPITAL		$ 649,739
Accounts payable	59,144	
Other current liabilities	2,000	
AGGREGATE INDEBTEDNESS		$ 61,144
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO		0.09 to 1.00

VIRCHOW KRAUSE CAPITAL, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
May 31, 2002

Member and Board of Directors
Virchow Krause Capital, LLC:
Madison, Wisconsin

In planning and performing our audit of the financial statements of Virchow Krause Capital, LLC (the Company), for the period from August 21, 2001 (date of inception) through May 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at May 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehmann Robson